EXHIBIT 99.1

Dunxin Financial Holdings Limited announcing name and ticker symbol changes

WUHAN, CHINA—March 5, 2018— Dunxin Financial Holdings Limited (fka China Xiniya Fashion Limited) (NYSE AMERICAN: DXF), a leading microfinance lending company in Hubei Province, China, today released a letter to shareholders from Qizhi “Ricky” Wei, the Company’s chairman and chief executive officer, to announce the successful completion of its planned name change to Dunxin Financial Holdings Limited. Effective with the opening of trading on March 5, 2018, the Company’s NYSE American ticker symbol will change from “XNY” to “DXF.” The complete letter is included below:

Dear all shareholders, investors and friends:

It’s my great honor to announce the debut of Dunxin Financial Holdings Limited (“DXF”) today. The transition from the legacy business of XNY to DXF allows us to more accurately reflect our current business as a lending company.

In Chinese, “dunxin” means kind and trustworthy. Both attributes we strive for as a lending business have developed into the core value since the Company was established. Dunxin Financial we see today is not a “fruit,” but more like a “seed,” a seed that has just been planted in the fertile soil of the NYSE American and U.S. capital market. Our team and myself are determined to grow this seed, make it blossom and generate good returns to our investors and shareholders.

Dear shareholders, we’re planning to grow our business with the following inherited genes and strategies:

First, as founder of Dunxin Financial, I have a strong background in the financial industry with over 20 years of rich experience in the capital market and I have full capability to manage the market changes. I also have the long-term vision toward strategic development and maintaining sustainable growth filled with continued innovation.

Second, Dunxin Financial has a professional management team and a world-class board, who have expertise in internationalization, professionalism and risk control. Our long-term goal is to become a top-tier international company and we will continue to recruit more top talents to join our team, making ourselves much more competitive and sustainable.

Third, Dunxin Financial has a clear strategic development goal which has been identified when the company was established in 2013. It’s a big step for the company to reach the milestone set four years ago when making its debut on the NYSE American today.

Fourth, Dunxin Financial has successfully built a well-thought business model that can generate profitability in a sustainable manner. At this moment, Dunxin Financial is fully focused on the inclusive financial market. We have established a well-developed business model in the industrial and commercial credit sector, consumer credit sector, and supply chain credit sector that will contribute to our continued growth of profitability.

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Fifth, in addition to maintaining a healthy organic growth, Dunxin Financial will start to gain growth through mergers and acquisitions. We will leverage the advantage as a publicly listed company to get more involved with mergers and acquisitions. We will actively seek and acquire well-run peers from home and abroad to rapidly expand our business scale, gain our market share and enhance our profitability.

Sixth, Dunxin Financial is planning to set up a world-class fin-tech team, to actively enhance financial innovation and technological innovation, and provide the global investors with the most cutting-edge and high-quality financial products and services.

Seventh, Dunxin Financial will gradually grow our asset management business after fulfilling our core business goals. In the future, Dunxin will further expand into and enhance our market franchise in industrial and commercial credit, consumer credit, supply chain finance, block chain finance, asset management and investment banking, making Dunxin Financial become the leading financial company with diversified asset class, cutting-edge technology and professionalism.

Dear investors and friends, Dunxin Financial has just set sail. We will fully devote ourselves to better shaping our business models, developing new markets, innovating our businesses, providing quality services and continuously improving our profitability. We are fully committed to presenting our investors and shareholders with outstanding performance and decent returns.

We share the same goal and we grow together!

Sincerely,

QizhiWei, Ricky

March 5, 2018

About Dunxin Financial Holdings Limited

Dunxin Financial Holdings Limited (“DXF”) is one of the leading microfinance lenders in Hubei Province, China.  We provide loans to individuals and small businesses that are either secured by assets as collateral or guaranteed by a third party.  Our loans usually carry payment terms that are due within twelve (12) months. We use our website http://www.hbctf.com to provide information about our company and our products. To date, we have processed over RMB2.1 billion ($0.3 billion) in micro loans in Hubei Province.

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

Dunxin Financial Holdings Limited

Ms Claire Chen

Telephone: +86-27-88569912

Email: ir@dunxin.us

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